

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Ms. Patricia Gruden
Chief Executive Officer
Nuvilex, Inc.
7702 E. Doubletree Ranch Road, Suite 300,
Scottsdale, AZ 85258

> **Re:** **Nuvilex, Inc.**
> **Form 10-K for the Year Ended April 30, 2010**
> **Filed on December 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2010**
> **Filed on January 14, 2011, Amended on April 26, 2011**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2010**
> **Filed on January 28, 2011, Amended on April 26, 2011**
> **File No. 333-68008**

Dear Ms. Gruden:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief